Exhibit 99.3

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

DATED:	October 30th, 2025

Re: Notice of Change of Auditors of SNDL Inc.

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii)(B) of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have read the notice of change of auditor of SNDL Inc. dated October 30th, 2025 (the “Notice”) and are in agreement with the statements contained in such Notice.

Yours very truly,

 Marcum LLP

Marcum LLP / 730 Third Avenue / 11th Floor / New York, NY 10017 / Phone 212.485.5500 / marcumllp.com